NEWS

• RELEASE •

FOR IMMEDIATE RELEASE
Thursday 27 March, 2008

WORLD'S PRE-EMINENT GOLD MINER IN A$35MILLION

INVESTMENT IN ALLIED GOLD'S PNG PROJECTS

The world's pre-eminent gold company, Barrick Gold Corporation, is to invest up to A$35 million in the Papua New Guinea exploration projects owned by Australia's Allied Gold Limited.

The proceeds will lead to significantly accelerated exploration of Allied's prospective gold projects on the Tatau and Big Tabar islands in the Tabar Group off the north coast of PNG.

The announcement comes just weeks after Allied Gold poured the first gold from its Simberi gold project, on the island of the same name just to the north of Tatau and Big Tabar.

Under agreements announced today between Barrick and the Perth-based gold producer, Barrick and Allied have signed a Letter of Intent which includes

- Barrick will individually fund A$8 million within four years for a 51% interest in the exploration licences on Big Tabar and Tatau Islands
- It can move to a 70% stake through spending a further A$12 million over the next four year period
- Allied Gold will receive additional proceeds of A$15 million through issuing Barrick with 17.64 million ordinary shares once the Letter of Intent is actioned.

"The execution of the agreement provides for a significantly more expedient manner to further explore, evaluate and exploit the gold potential on Tatau and Big Tabar Islands than would have been in our immediate capacity and focus," Allied Gold's Executive Chairman, Mr Mark Caruso, said today.

"These are two highly prospective Islands for gold mineralisation and form part of Allied's overall strong PNG gold growth strategy," Mr Caruso said.

"The Barrick gold commitment enables Allied to concentrate on optimising our performance of the recently commissioned Simberi mine.

"As there is so much more potential to be unlocked at Simberi, we recognised we required assistance over the next 3-5 years to provide adequate means to systematically assess the vast potential of Big Tabar and Tatau.

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“Simberi needs to be our primary focus – it is a new 84,000 ounce per annum operation to manage, we have some 1.75 million ounces of mineral resources on Simberi currently outside of ore reserve status, and numerous ore-grade intercepts and drill targets to follow up on.

“Barrick’s presence as both a shareholder and joint venture partner ensures delivery of the exploration expertise, financial resources and in country geological experience to assess the potential of Tatau and Big Tabar islands in a shorter rather than long-term timeframe, while we maximise value for our shareholders from Simberi’s early mining and production years.”

Terms of agreement

Under the agreements announced today by dual ASX and AIM-listed Allied Gold (“ALD” and “AGLD”), Barrick has committed to a minimum expenditure of A$2 million in the first two years.

It has already committed, however, to spend A$2.1 million in year one.

If Barrick withdraws at any time after it has met the minimum expenditure but before it earns 51% equity in the joint venture, it will not retain any interest in the exploration licences.

Additionally, upon execution of the Letter of Intent, Barrick will subscribe for 17,647,059 shares at A$0.85, representing 4.7% of the then enlarged share capital of the Company, and thereby injecting A$15 million into Allied Gold.

The shares issued to Barrick will be subject to voluntary escrow for a period of 24 months after the issue of shares or upon the date that Barrick meets the Minimum Expenditure as set out under the terms of the Letter of Intent.

<u>MEDIA CONTACT:</u>

Mark Caruso	Kevin Skinner
Allied Gold Limited	Field Public Relations
(08) 9353 3638	(08) 8234 9555 / 0414 822 631